Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Willis Lease Finance Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-15343, 333-48258, 33-63830 and 333- 109140) on Form S-8 of Willis Lease Finance Corporation of our report dated March 30, 2009 related  to the consolidated balance sheets of Willis Lease Finance Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008 and the related financial statement schedules I and II, which report appears in the annual report, on Form 10-K of Willis Lease Finance Corporation.

/s/ KPMG LLP
San Francisco, California
March 30, 2009